NEWS RELEASE

New York - AG	January 8, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Produces 5.7 Million AgEq Oz in Q4 2024 Consisting of 2.4 Million Silver
Ounces and 39,506 Gold Ounces, and 21.7 Million AgEq Oz in 2024

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") announces that total production in the fourth quarter of 2024 from the Company's three producing underground mines in Mexico, the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, reached 5.7 million silver equivalent ("AgEq") ounces, consisting of 2.4 million silver ounces and 39,506 gold ounces. Total production for the full year of 2024 was 21.7 million AgEq ounces, aligned with the Company's revised 2024 guidance of 21.4 to 22.6 million AgEq ounces. Total production for 2024 consisted of 8.4 million silver ounces and 156,542 gold ounces. The Company's audited financial results for the fourth quarter of 2024 are scheduled to be released on Thursday, February 20, 2025.

Q4 2024 HIGHLIGHTS

• Total Silver Equivalent Production Increased 4%: The Company produced 5.7 million AgEq ounces in Q4 2024 representing a 4% increase when compared to 5.5 million AgEq ounces produced in the previous quarter driven by a 20% increase in consolidated silver production with improvements across all three operating mines.

• Total Silver Production up 20%, Quarter-over-Quarter: The Company produced 2.4 million silver ounces in Q4 2024 representing a 20% increase when compared to 2.0 million silver ounces produced in the previous quarter. Silver production increased by 39% at La Encantada, 14% at San Dimas and 8% at Santa Elena due to focused operating improvements at each mine.

• Highest Quarterly Production Since Q2 2023 at La Encantada: The La Encantada silver mine produced 755,963 silver ounces in Q4 2024, its highest quarterly production since Q2 2023, as the operation returns to historical production rates following the recovery of water inventory levels.

• Continued Active Exploration Program: The Company completed a total of 49,183 metres ("m") of drilling across its mines in Mexico and its Jerritt Canyon Gold Mine in Nevada, U.S.A. during the fourth quarter. During the quarter, 28 drill rigs were active consisting of 12 rigs at San Dimas, 10 rigs at Santa Elena, three rigs at Jerritt Canyon and three rigs at La Encantada.

• Safety Performance: In Q4 2024, the consolidated year-to-date Total Reportable Incident Frequency Rate ("TRIFR") was 0.53, well below the Company's 2024 target KPI of <0.90, representing a 48% improvement on 2023 results. The Lost Time Incident Frequency Rate ("LTIFR") was 0.10, also below the Company's target KPI of <0.30 for 2024, representing a 70% improvement on 2023 results. The strong 2024 TRIFR and LTIFR results represent an all-time record and peer-leading safety performance for the Company.

FY 2024 HIGHLIGHTS

• Record Production at Santa Elena: Santa Elena produced a new annual record of 10.3 million AgEq ounces in 2024, representing a 7% increase compared to 2023 (9.6 million AgEq ounces). Continued optimization of the dual circuit and press filter led to increased recovery rates and higher plant throughput of approximately 3,200 tonnes per day by the end of 2024.

• High-Grade Gold and Silver Discovery: The Company announced the discovery of a new, high-grade gold and silver vein hosted system - the Navidad system - at the Santa Elena property (see news release dated July 30, 2024). The new discovery was made adjacent to the Company's 100%-owned, and currently producing, Ermitaño mine. First Majestic is focusing its Santa Elena exploration efforts on Navidad to continue to delineate this new vein system.

• Conversion to Liquefied Natural Gas ("LNG") at San Dimas: As part of its ongoing cost and carbon reduction initiatives, First Majestic is replacing the diesel generators used for on-site back-up power at San Dimas with LNG units. The LNG generators are expected to reduce carbon emissions by up to 25% while realizing cost savings, when back-up power is required.

• First Mint Commissioning and Launch: First Mint, LLC, the Company's 100%-owned and operated minting facility in Nevada, USA, celebrated its Grand Opening in September 2024. Commissioning and silver bullion sales commenced in March 2024, and the September inauguration celebrated the mint's progress to-date on implementing innovative production and fulfillment processes at the state-of-the-art facility. The mint commissioned several pieces of new equipment including coin presses and lasers for coin manufacturing in 2024 and is on track to receiving ISO 9001 certification. First Mint allows First Majestic to sell a substantially greater proportion of its silver production directly to consumers and offers manufacturing capacity for third-party demand. More information is available at www.firstmint.com.

• Acquisition of Gatos Silver, Inc. ("Gatos"): On September 5, 2024, the Company announced that it had entered into a definitive agreement to acquire all of the issued and outstanding shares of Gatos common stock pursuant to a merger under Delaware law. The merger is expected to close in early 2025, subject to the satisfaction of customary closing conditions. The merger agreement has been unanimously approved by the board of directors of each of First Majestic and Gatos, and in the case of Gatos, on the unanimous recommendation of a special committee of independent directors of Gatos.

"First Majestic delivered robust and safe production in 2024" said Keith Neumeyer, President & CEO. "Our team demonstrated improved production and operational discipline quarter-over-quarter, ending the year with 21.7 million silver equivalent ounces and meeting our revised annual production guidance. Santa Elena continues to be the bright spot in our portfolio having produced over 10 million silver equivalent ounces in the year, a significant milestone in this district's history. Our efforts to mitigate the water issues at La Encantada have paid off in Q4, enabling us to revert to historical production levels at this operation with a 39% increase in silver production compared to the third quarter. Operations at San Dimas are demonstrating steady improvements and we continue to be encouraged about the future of this district."

Consolidated Production Details:

Q4	Q4	Y/Y		Q3	Q/Q
2024	2023	Change	Consolidated Production Results	2024	Change
745,124	652,731	14%	Ore processed/tonnes milled	678,397	10%
5,713,289	6,640,550	(14)%	Total production - Silver equivalent ounces	5,490,416	4%
2,353,865	2,612,416	(10)%	Silver ounces produced	1,967,574	20%
39,506	46,585	(15)%	Gold ounces produced	41,761	(5)%

Q4 2024 Mine-by-Mine Production Details:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
Santa Elena	271,783	2,987	67	3.26	69%	96%	406,009	27,216	2,719,702
San Dimas	219,388	2,411	195	1.88	87%	93%	1,191,893	12,264	2,235,407
La Encantada	253,953	2,791	126	0.00	73%	90%	755,963	26	758,181

- Certain amounts shown may not add exactly to the total amount due to rounding differences.

- The Ag:Au ratio used in the calculation of silver equivalent ounces was 85:1.

Santa Elena Silver/Gold Mine:

• Santa Elena produced 2,719,702 AgEq ounces, 1% above the prior quarter, consisting of 406,009 ounces of silver and 27,216 ounces of gold. Silver production increased by 8% compared to the prior quarter, while gold production was largely unchanged.

• The mill processed a total of 271,783 tonnes of ore, slightly higher than the prior quarter with average silver and gold head grades relatively consistent at 67 g/t and 3.26 g/t, respectively.

• Silver and gold recoveries during the quarter averaged 69% and 96%, respectively, compared to 67% and 94% in the previous quarter.

• During the quarter, 10 drill rigs consisting of eight surface rigs and two underground rigs, completed 18,014 m of drilling on the property.

San Dimas Silver/Gold Mine:

• San Dimas produced 2,235,407 AgEq ounces during the quarter consisting of 1,191,893 ounces of silver and 12,264 ounces of gold. Silver production increased by 14%, while gold production decreased by 3%, when compared to the prior quarter. The increase in silver production was driven by an increase in ore tonnes processed and higher silver grades.  The decrease in gold production was driven by a lower gold grade, and lower gold recovery.

• The mill processed a total of 219,388 tonnes of ore, an increase of 12% compared to the prior quarter, with average silver and gold grades of 195 g/t and 1.88 g/t, respectively, compared with 188 g/t and 2.12 g/t in Q3.

• Silver and gold recoveries during the quarter averaged 87% and 93%, respectively, compared to 89% and 95% in the previous quarter.

• The West Block, Central Block and Sinaloa Graben areas contributed approximately 25%, 49% and 26%, respectively, of total production during the quarter.

• During the quarter, a total of 12 drill rigs consisting of three surface rigs and nine underground rigs completed 26,954 m of drilling on the property.

La Encantada Silver Mine:

• During the quarter, La Encantada produced 755,963 ounces of silver, representing a significant 39% increase compared to the prior quarter as tonnes of ore processed, silver grades and silver recovery improved with the return to normal operations following the recovery of water inventory levels.

• The mill processed a total of 253,953 tonnes of ore, an increase of 14% compared to the previous quarter, with an average silver grade of 126 g/t, compared to 110 g/t in Q3.

• Silver recovery for the quarter was 73%, compared to 69% in the previous quarter.

• During the quarter, a total of three drill rigs consisting of two surface drill rigs and one underground rig completed 3,044 m of drilling on the property.

Q4 2024 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its 2024 audited financial results, and to announce the fourth quarter dividend payment, and shareholder record and payable dates on February 20, 2025.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

On September 5, 2024, First Majestic and Gatos Silver, Inc. announced that they entered into a definitive merger agreement pursuant to which First Majestic will acquire all of the issued and outstanding common shares of Gatos common stock. More information relating to the proposed transaction can be found on the Company's website.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to:  timing for the release of the Company's 2024 audited financial results; timing for the announcement of the Company's fourth quarter dividend payment and the shareholder record and payable dates in connection with such dividend payment; and timing for the closing of the acquisition of Gatos Silver. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.